SUB-ITEM 77(H)

CHANGES IN CONTROL OF REGISTRANT

Charles Schwab & Co. Inc. ("Schwab") has acquired control of Absolute Opportunities Fund (the "Fund") as of October 31, 2008 due to ownership of   greater  than 25% of the Fund's outstanding  shares.  Schwab owned  54.63% of the Fund and thus controlled the Fund as of that date.

National Financial Services ("National") has acquired control of Absolute Opportunities Fund (the "Fund") as of October 31, 2008 due to ownership of   greater  than 25% of the Fund's outstanding  shares.  Schwab owned  28.94% of the Fund and thus controlled the Fund as of that date.